UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34602

DAQO NEW ENERGY CORP.

666 Longdu Avenue

Wanzhou, Chongqing 404000

People’s Republic of China

(86-23) 6486-6666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Daqo New Energy Corp.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: DQ)

NOTICE OF ANNUAL GENERAL MEETING

To be held on November 21, 2011

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Daqo New Energy Corp. (“Daqo” or the “Company”) will be held at Suite 1806, Kerry Parkside, 1155 Fangdian Road, Pudong, Shanghai, on November 21, 2011 at 3PM (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company (the “Directors”) has fixed the close of business on November 11, 2011 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, by emailing the Company’s Investor Relations Department at Kevin.he@daqo.com, or by writing to:

666 Longdu Avenue

Wanzhou, Chongqing 404000

People’s Republic of China

Attention: Investor Relations Department

By Order of the Board of Directors,
Daqo New Energy Corp.

By:	/s/ Guangfu Xu
Name:	Guangfu Xu
Title:	Chairman

Chongqing, China

November 10, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daqo New Energy Corp.

By:	/s/ Guangfu Xu
Name:	Guangfu Xu
Title:	Chairman

Date: November 14, 2011

3